Exhibit 99.1

JM Wowo Announces Results of 2016 Annual General Meeting

Shanghai, China, December 20, 2016 – Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced the results of its 2016 Annual General Meeting (“AGM”) which was held on December 15, 2016 in Shanghai, where it adopted the following resolutions, effective immediately:

1)	The change of company name to “JMU Limited”;

2)	The reelections of Mr. Jianguang Wu, Mr. Feng Pan and Dr. Gang Yu as directors of the Company.

The Company’s board of directors believes that the new name will better reflect its business scope since the divestiture of Wowo Group Limited, the Company’s group buying and other non-foodservice-related businesses.

About JM Wowo

JM Wowo currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM Wowo has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM Wowo is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM Wowo has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM Wowo works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM Wowo’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM Wowo’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM Wowo’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM Wowo might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM Wowo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Lichao Zhao, IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: +86-185-1627-8876

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200